Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

SEC MAIL RECEIVED PROCESSING
DEC 0 7 2006
WASH D.C. 213 SECTION

LETTER FOR MAINTENANCE OF EXEMPTIONS

PROCESSED
DEC 2 0 2006
THOMSON FINANCIAL

10 November 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Fina[redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 46

06019177

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	27.09.2006, 28.09.2006, 06.10.2006, 18.10.2006 and 03.11.2006
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	28.09.2006 and 18.10.2006
3	Changes in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder.	28.09.2006 and 18.10.2006
4	Changes in the interest of Permodalan Nasional Berhad, a substantial shareholder.	28.09.2006 and 18.10.2006
5	Article entitled: "SDarby okays Ramunia takeover, say sources"	29.09.2006
6	Dissolution of Westminster Travel (UK) Limited	06.10.2006
7	Article entitled: "Sime tipped to launch Ramunia bid soon"	13.10.2006
8	Notice of Annual General Meeting	11.10.2006
9	Article entitled: "Decision on submarine cables soon"	17.10.2006
10	Joint Venture Agreement between Sime Consulting Sdn Bhd, effectively, a wholly-owned subsidiary of Sime Darby Berhad, Golden Hope Plantations Berhad, Permodalan Nasional Berhad, Kumpulan Guthrie Berhad and PNB Enterprise Sdn Berhad.	19.10.2006

12/14

LMP/rh/im/working/sdb/letter re EDMS

11	Changes in Director's Interest Pursuant to Section 135 of the Companies Act 1965	20.10.2006
12	Proposed disposal of 223,019,640 ordinary shares in Jaya Holdings Limited ("Jaya")("Jaya Shares"), representing 29.3% of the issued and paid-up 'share capital in Jaya to Nautical Offshore Services for a cash consideration of S$301.1 million or S$1.35 per Jaya Share	20.10.2006
13	Article entitled: "SDarby mulls REIT entry"	26.10.2006
14	Dissolution of Arabis Pte. Ltd.	26.10.2006
15	Joint Venture Agreement between Sime Consulting Sdn Bhd, effectively, a wholly-owned subsidiary of Sime Darby Berhad, Golden Hope Plantation Berhad, Permodalan Nasional Berhad, Kumpulan Guthrie Berhad and PNB Enterprise Sdn Berhad	30.10.2006
16	Completion of disposal of 223,019,640 ordinary shares in Jaya Holdings Limited ("Jaya") representing 29.3% of the issued and paid-up share capital in Jaya to Nautical Offshore Services for a cash consideration of S$301.1 million or S$1.35 per share.	01.11.2006
17	Incorporation of a new subsidiary - Shanghai Xin Biao Xian Motor Commerce Company Limited	01.11.2006
18	28th Annual General Meeting	07.11.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York
Fax No. 1 (212) 571-3050/ 3051/ 3052

LMP/rh/im/working/sdb/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 27-09-2006 05:35:42 PM
Submitted by S DARBY on 27-09-2006 05:39:56 PM
Reference No SD-060921-02B6B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Aquisition of 3,571,400 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 11,000 shares)

PHEIM Asset Management Sdn Bhd
(Aquisition of 50,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 13-09-2006	* 1,081,100	
Disposed	13-09-2006	11,000	
Acquired	13-09-2006	50,000	
Acquired	14-09-2006	170,700	
Acquired	15-09-2006	1,000,000	
Acquired	18-09-2006	1,319,600	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest : Direct

	Direct (units)	: 415,387,405
	Direct (%)	: 16.84
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **415,387,405**
*	Date of notice	: 18-09-2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 19th and 21st September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28/09/2006 05:26:18 PM
Submitted by S DARBY on 28/09/2006 05:28:37 PM
Reference No SE-060926-A43A3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 19/09/2006	* 750,000	
Acquired	20/09/2006	700,000	
Acquired	21/09/2006	34,800	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct
Direct (units) : 416,872,205
Direct (%) : 16.9
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* Total no of securities after change : 416,872,205

* Date of notice : 22/09/2006

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 25th and 27th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 06/10/2006 05:34:00 PM
Submitted by S DARBY on 06/10/2006 05:36:36 PM
Reference No HD-061004-3FE07

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Disposal of 1,600,000 shares)

PHEIM Asset Management Sdn Bhd
(Aquisition of 794,000 shares)

RHB Asset Management Sdn Bhd
(Aquisition of 9,600 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 25/09/2006	* 50,000	
Acquired	26/09/2006	25,000	
Acquired	27/09/2006	100,000	
Acquired	28/09/2006	150,000	
Disposed	29/09/2006	1,600,000	
Acquired	29/09/2006	469,000	
Acquired	29/09/2006	9,600	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest : Direct

	Direct (units)	:
	Direct (%)	: 16.87
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 416,075,805
*	Date of notice	: 02/10/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 2nd, 4th and 5th October 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 18/10/2006 05:14:13 PM
Submitted by S DARBY on 18/10/2006 05:17:53 PM
Reference No HD-061013-6B036

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 853,900shares)

Mayban Investment Management Sdn Bhd
(Disposal of 195,900 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Acquisition of 20,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 01/09/2006	* 45,800	
Disposed	04/09/2006	150,000	
Disposed	13/09/2006	100	
Acquired	04/10/2006	20,000	
Disposed	09/10/2006	800,000	
Disposed	10/10/2006	53,900	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct

Direct (units) : 415,046,005
Direct (%) : 16.82
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **415,046,005**

* Date of notice : **10/10/2006**

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 9th and 13th October 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 03/11/2006 06:23:03 PM
Submitted by S DARBY on 03/11/2006 06:25:24 PM
Reference No SD-061019-20062

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 800,000 shares
Disposal of 3,702,200 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Acquisition of 206,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 11/10/2006	* 450,000	
Acquired	12/10/2006	100,000	
Disposed	13/10/2006	1,400,000	
Acquired	13/10/2006	39,000	
Disposed	16/10/2006	620,000	
Disposed	17/10/2006	307,200	
Disposed	18/10/2006	150,000	
Disposed	19/10/2006	775,000	
Acquired	19/10/2006	67,000	
Acquired	20/10/2006	800,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Manager.
* Nature of interest : Direct

Direct (units) : 412,349,805
Direct (%) : 16.7

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **412,349,805**

* Date of notice : **20/10/2006**

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 18th, 19th, 20th, 26th and 30th October 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28/09/2006 05:26:23 PM
Submitted by S DARBY on 28/09/2006 05:28:38 PM
Reference No SE-060926-A43A5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 15/09/2006	* 1,030,600	
Disposed	18/09/2006	1,836,100	
Disposed	19/09/2006	1,500,000	
Disposed	20/09/2006	463,900	
Disposed	20/09/2006	71,161,000	

* Circumstances by reason of which change has occurred : Disposal of shares by the Company.
* Nature of interest : Direct
Direct (units) : 763,482,132
Direct (%) : 30.96
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 763,482,132

* Date of notice : 20/09/2006

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 22nd, 25th and 27th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 18/10/2006 05:14:15 PM
Submitted by S DARBY on 18/10/2006 05:17:54 PM
Reference No HD-061013-6B038

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/10/2006	* 55,000,000	

*	Circumstances by reason of which change has occurred	: Purchase of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 818,482,132
	Direct (%)	: 33.18
	Indirect/deemed interest (units)	:

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 818,482,132
*	Date of notice	: 03/10/2006
	Remarks	:

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 9th October 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28/09/2006 05:26:20 PM
Submitted by S DARBY on 28/09/2006 05:28:38 PM
Reference No SE-060926-A43A4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Yayasan Pelaburan Bumiputra
* Address : c/o Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 37113-P
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 18/09/2006	* 250,000	
Disposed	19/09/2006	250,000	
Acquired	20/09/2006	71,161,000	
Disposed	21/09/2006	350,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.

*	Nature of interest	: Deemed interest
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: 200,488,900
	Indirect/deemed interest (%)	: 8.13
*	**Total no of securities after change**	: 200,448,900
*	Date of notice	: 21/09/2006

Remarks :

The notices of change in substantial shareholding were received from Yayasan Pelaburan Bumiputra on 25th and 27th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 18/10/2006 05:14:10 PM
Submitted by S DARBY on 18/10/2006 05:17:53 PM
Reference No HD-061013-6B037

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Yayasan Pelaburan Bumiputra
*	Address	: c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 37113-P
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 03/10/2006	* 55,000,000	

*	Circumstances by reason of which change has occurred	: Sale of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.
*	Nature of interest	: Deemed interest

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	145,448,900
Indirect/deemed interest (%)	:	5.9
* **Total no of securities after change**	:	**145,448,900**
* Date of notice	:	03/10/2006

Remarks :

The notice of change in substantial shareholding was received from Yayasan Pelaburan Bumiputra on 9th October 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28/09/2006 05:26:22 PM
Submitted by S DARBY on 28/09/2006 05:28:24 PM
Reference No SE-060926-A43A2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 38218-X
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 18/09/2006	* 250,000	
Disposed	19/09/2006	250,000	
Acquired	20/09/2006	71,161,000	
Disposed	21/09/2006	350,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Company.
* Nature of interest : Direct
Direct (units) : 200,448,900
Direct (%) : 8.13
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* Total no of securities after change : 200,448,900

* Date of notice : 21/09/2006

Remarks :
The notices of change in substantial shareholding were received from Permodalan Nasional Berhad on 25th and 27th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 18/10/2006 05:14:12 PM
Submitted by S DARBY on 18/10/2006 05:17:53 PM
Reference No HD-061013-6B035

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person.	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Permodalan Nasional Berhad
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 38218-X
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 03/10/2006	* 55,000,000	

*	Circumstances by reason of which change has occurred	: Sale of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 145,448,900
	Direct (%)	: 5.9
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* Total no of securities after change : 145,448,900

* Date of notice : 03/10/2006

Remarks :
The notice of change in substantial shareholding was received from Permodalan Nasional Berhad on 9th October 2006.

Form Version 2.0

General Announcement

Submitted by S DARBY on 29/09/2006 06:17:49 PM

Reference No SD-060928-E5278

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ○ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID : PY-060928-39442
* Subject :

Article entitled : "SDarby okays Ramunia takeover, say sources"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("SDB" or "the Company") dated 28th September 2006 in connection with the abovetitled news article appearing in The Sun, Business News, Page 16, on Thursday, 28th September 2006 which states the following:-

"........Sime Darby Bhd is believed to be proceeding with a planned acquisition of an over 50% stake in Ramunia Holdings Bhd from the latter's chairman Datuk Azizul Rahman Abdul Samad, and a subsequent mandatory general offer for all the shares in the oil and gas fabricator"

"........Sime Darby may consider merging Ramunia with Sime Engineering after the takeover exercise is completed."

SDB wishes to advise that it is in preliminary discussions for the acquisition of a majority interest in Ramunia Holdings Berhad. However, discussions are still ongoing and to-date, agreement on the main terms of the transaction has yet to be reached with the vendor.

SDB also wishes to advise that, at this juncture, it has no plans to merge Ramunia Holdings Berhad, if acquired, with its 70% owned subsidiary, Sime Engineering Services Berhad.

In the event an agreement is reached on the proposed acquisition, the Company will furnish BMSB with an immediate announcement for public release.

This announcement is dated 29th September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 06/10/2006 05:36:47 PM
Reference No SD-061006-6D051

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Dissolution of Westminster Travel (UK) Limited
(Announcement pursuant to Chapter 9.19 of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that further to an application for voluntary deregistration made by Westminster Travel (UK) Limited ("WTL"), a dormant wholly-owned subsidiary of Sime Darby, WTL had on 6 October 2006, received notification from the Companies Registrar in the United Kingdom that WTL was dissolved on 3 October 2006.

The dissolution of WTL is not expected to have a material effect on the earnings or net assets of the Sime Darby Berhad Group for the year ending 30 June 2007. None of the Directors or substantial shareholders of Sime Darby or persons connected to them has interest, direct or indirect, in the said dissolution.

This announcement is dated 6 October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 10/13/2006 05:23:31 PM
Reference No SD-061013-32339

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID : **PY-061012-35047**
* Subject :

Article entitled : "Sime tipped to launch Ramunia bid soon"

* **Contents :-**

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("SDB") dated 12 October 2006 in connection with the abovetitled news article appearing in The New Straits Times, Business Times Section, Page 39, on Thursday, 12 October 2006 which states the following:-

"Sime Darby Bhd... plans to launch a takeover offer for Ramunia Holdings Bhd by early as next week,....."

"...Sime will offer Remcorp RM161.82 million or RM1.24 a share for every ordinary share it owns in Ramunia."

"Sime also plans to offer RM1.15 a share for every PA held by Remcorp."

Following our reply to Bursa Malaysia Securities Berhad's query dated 28 September 2006, we wish to inform that the discussion for the acquisition of a majority interest in Ramunia Holdings Berhad is still ongoing. We have not reached an agreement with the Vendors nor has any specific time frame been set for the proposed transaction. We believe the recent media reports are purely speculative in nature.

Appropriate announcements will be made by SDB as and when there is material development in relation to the proposed transaction.

This announcement is dated 13 October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 11/10/2006 05:11:25 PM
Reference No SD-061009-38348

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

NOTICE OF ANNUAL GENERAL MEETING

* Contents :-

The Board of Directors of Sime Darby Berhad is pleased to advise that the Twenty-Eighth Annual General Meeting of the Company will be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Tuesday, 7th November 2006 at 11.30 a.m.

The notice of the said meeting is attached.

sdb-notice-of-agm-2006.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 17/10/2006 05:45:48 PM
Reference No SD-061017-7858C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ○ Announcement ● Reply to query

* Reply to Bursa Malaysia's Query Letter - Reference ID : PY-061016-54316

* Subject :

Article entitled : "Decision on submarine cables soon"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("SDB" or "the Company") dated 16th October 2006 in connection with the abovetitled news article appearing in The Star, Bizweek, Page BW3, on Saturday, 14th October 2006 which states the following:-

"........a consortium led by Malaysian Resources Corp Bhd (MRCB), Sime Darby Bhd, Real Mild Sdn Bhd and the Employees Provident Fund (EPF) have emerged as the front runners to ink the massive RM15 bil submarine cable contract linking the Bakun Dam in Sarawak with Peninsular Malaysia."

Sime Darby wishes to inform BMSB that it has not submitted any bid for the project. In the event it is awarded any major projects, the Company will furnish BMSB with an immediate announcement for public release.

This announcement is dated 17th October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 19/10/2006 05:26:16 PM
Reference No SD-061018-303A3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Joint Venture Agreement between Sime Consulting Sdn Bhd, effectively, a wholly-owned subsidiary of Sime Darby Berhad ("Sime Consulting"), Golden Hope Plantations Berhad ("Golden Hope"), Permodalan Nasional Berhad ("PNB"), Kumpulan Guthrie Berhad ("KGB") and PNB Enterprise Sdn Berhad ("PNBE") (collectively, "the Parties") ("JVA")

* Contents :-

Introduction

Sime Darby Berhad ("Sime Darby" or "the Company") wishes to announce that its wholly-owned subsidiary, Sime Consulting, had on 19 October 2006 entered into a JVA with Golden Hope, PNB, KGB and PNBE, with a view to regulate the Parties' equity participation in PNBE, their relationship inter-se and generally in the conduct and affairs of PNBE.

Background Information on PNBE, Sime Consulting, Golden Hope, PNB and KGB

PNBE

PNBE was incorporated on 24 June 2000, in Malaysia under the Companies Act 1965, as a private limited company. As at 19 October 2006, the authorised capital of PNBE is RM10,000,000 comprising 10,000,000 ordinary shares of RM1.00 each of which 2 ordinary shares of RM1.00 each have been issued and fully paid-up. The principal activity of PNBE is animal husbandry including the rearing of sheep, goats, cattle and other livestock.

Sime Consulting

Sime Consulting was incorporated on 15 April 1995 in Malaysia under the Companies Act, 1965 as a private limited company under the name of Kini Pasti Sdn Bhd. It changed its name to Sime Consulting on 16 November 1995. The authorised capital of Sime Consulting is RM100,000 divided into 100,000 ordinary shares of RM1.00 each of which 2 ordinary shares of RM1.00 each have been issued and fully paid-up. Sime Consulting is a wholly-owned subsidiary of Consolidated Plantations Berhad, which in turn is wholly-owned by Sime Darby. The principal activity of Sime Consulting is the provision of consultancy services.

Golden Hope

Golden Hope was incorporated in Malaysia as a private limited company under the Companies Act, 1965 on 3 November 1976 under the name of Peddie Plantations Sdn Bhd. It subsequently changed its name to Harrisons Plantations Sdn Bhd on 16 November 1976. The company was listed on the

Main Board of the Bursa Malaysia on 1 October 1982 and renamed Golden Hope Plantations Berhad in 1990.

The authorised share capital of Golden Hope is RM5,000,000,000.00 comprising 5,000,000,000 ordinary shares of RM1.00 each of which 1,425,102,175 ordinary shares of RM1.00 each have been issued and fully paid-up as at 26 September 2006. Golden Hope is primarily involved in plantations, commodities and oils and fats as its core business and property development and other businesses as its non-core activities.

PNB

PNB is a company incorporated in Malaysia under the Companies Act, 1965. The principal activities of PNB consist of investment consultancy services, acting as investment agent and portfolio manager and providing equity financing to companies. 100% of the equity interest of PNB, less one share, is held by Yayasan Pelaburan Bumiputra, a company limited by guarantee.

KGB

KGB was incorporated in Malaysia on 25 November 1960, as a private limited company under the name Guthrie Agency (Malaya) Limited. Subsequently, the Company changed its name to Kumpulan Guthrie Sdn. Berhad on 2 December 1966 and was converted into a public limited company on 2 December 1987, and assumed its present name. KGB was listed on the Main Board of Bursa Malaysia on 25 August 1989.

As at 11 October 2006, the authorised share capital of KGB is RM1,500,000,000, comprising 1,500,000,000 ordinary shares of RM1.00 each of which 1,017,772,000 ordinary shares of RM1.00 each, have been issued and fully paid-up. KGB is an investing holding company primarily involved in plantations and property development.

Salient Terns of the JVA

The salient terms of the JVA are as follows:-

(i) Equity participation: Sime Consulting, PNB, Golden Hope and KGB's equity participation in PNBE shall be premised on a 25:25:25:25 equity basis.

(ii) Initial share subscription by each Party: 2 million new ordinary shares of RM1.00 each in PNBE at the subscription price of RM1.00 per share.

(iii) Board composition: 4 directors (initially, and may be varied). Each Party is entitled to nominate 1 director and an alternate director to the Board.

(iv) Name of company: As soon as reasonably practicable, PNBE's name shall be changed to such other name to be agreed upon by the Parties.

(v) Disposal of shares: Any party may sell, dispose or transfer its shareholding to a related party (Related Party) provided that the Related Party agrees to be bound by the terms of the JVA.

(vi) Pre-emption rights: If any shareholder intends to sell, dispose or transfer any of its shares (other than to a Related Party), first offer shall be made to the remaining shareholders.

(vii) Funds: loans/credit facilities granted to PNBE shall be without recourse to the Parties.

(viii) Dispute resolution: matters that cannot be amicably resolved shall be referred to the Kuala Lumpur Regional Centre for Arbitration in accordance with the Arbitration Act 2005.

Rationale for the JVA

PNBE has been formed to act as the common vehicle for the Parties to venture into the Cattlerearing

business in support of the 3rd National Agricultural Policy (NAP3), aimed at reducing the nation's import bill. The initiative will also support the recently launched Northern Corridor Development Project under the Ninth Malaysia Plan; and is expected to spur both regional cattle growth and beef business.

Approvals

The JVA is not subject to the approval of the shareholders of Sime Darby or any relevant government authorities.

Financial Effects of the Joint Venture

The JVA is not expected to have any material effect on the earnings or net assets of the Sime Darby Group for the financial year ending 30th June 2007. There is also no effect on the share capital of Sime Darby. The investment in the joint venture company will be funded by internally generated funds of the Company.

Interests of Directors, Substantial Shareholders and Persons Connected to Them

Save as disclosed below, none of the other Directors, substantial shareholders of Sime Darby and persons connected to them have any interest, direct or indirect, in the JVA.

PNB is major shareholder of Sime Darby, Golden Hope and KGB. As such, PNB and unit trust schemes managed by Amanah Saham Nasional Berhad, a wholly-owned subsidiary of PNB and Amanah Raya Berhad and Amanah Raya Nominees (Tempatan) Sdn. Berhad as trustees for the various unit trust schemes managed by Amanah Saham Nasional Berhad are deemed interested in the JVA.

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid, Tan Sri Abu Talib bin Othman, Tan Sri Datuk Dr Ahmad Tajuddin bin Ali and Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali, who are representatives of PNB on the Board of Sime Darby, are therefore deemed interested in the JVA. Accordingly, Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid, Tan Sri Abu Talib bin Othman, Tan Sri Datuk Dr Ahmad Tajuddin bin Ali and Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali have abstained and will continue to abstain from deliberating and voting on any resolutions on the JVA at the board meetings of Sime Darby.

Departure from Securities Commission's Policies and Guidelines

To the best knowledge of Sime Darby, the transaction has not departed from the Securities Commission's Policies Guidelines on Issue/Offer of Securities.

Risk Factors

The JVA is subject to normal business risk.

Documents for Inspection

The JVA is available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during business hours 9:00 am to 5:00 pm, Monday to Friday (except public holidays) for a period of 14 days from the date of this announcement.

This announcement is dated 19 October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 20/10/2006 05:30:25 PM
Reference No SD-061018-38726

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of director

* Name : Dato' Ahmad Zubair @ Ahmad Zubir Haji Murshid
* Address : c/o Sime Darby Berhad, 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 20/10/2006	* 54,000	4.900

Circumstances by reason of which change has occurred : Acquisition of shares through the exercise of options pursuant to the Sime Darby Employees' Share Option Scheme
Nature of interest : Direct
Consideration (if any) : RM4.90 per share

Total no of securities after change :

Direct (units) : 54,000
Direct (%) : 0.0022
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Date of notice : 20/10/2006

Remarks :
Following the exercise of the above options, Dato' Ahmad Zubair bin Haji Murshid has still a balance of options over 248,000 ordinary shares in Sime Darby Berhad as follows:

i. Options over 54,000 unissued shares granted on 06.06.2003 at RM5.08 per share.
ii. Options over 54,000 unissued shares granted on 28.05.2004 at RM5.47 per share.
iii. Options over 70,000 unissued shares granted on 20.05.2005 at RM5.28 per share.
iv. Options over 70,000 unissued shares granted on 26.06.2006 at RM5.41 per share.

Form Version 2.0

General Announcement

Submitted by S DARBY on 20/10/2006 05:30:27 PM
Reference No SD-061020-BCFA3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

Proposed disposal of 223,019,640 ordinary shares in Jaya Holdings Limited ("Jaya") ("Jaya Shares"), representing 29.3% of the issued and paid-up share capital in Jaya to Nautical Offshore Services ("Nautical") for a cash consideration of S$301.1 million or S$1.35 per Jaya Share ("Proposed Disposal")

* Contents :-

1. INTRODUCTION

1.1 The Board of Directors ("Board") of Sime Darby Berhad ("SDB") wishes to announce that Sime Darby Eastern Limited ("SDEL"), a wholly-owned subsidiary of SDB, has on 20 October 2006 entered into a Sale and Purchase Agreement ("SPA") with Nautical for the Proposed Disposal.

2. DETAILS OF THE PROPOSED DISPOSAL

2.1 The Proposed Disposal involves the disposal by SDEL of 29.3% of the issued and paid-up share capital of Jaya comprising 223,019,640 Jaya Shares ("Sale Shares") for a consideration of S$301.1 million (approximately RM701.5 million) or S$1.35 per Jaya Share ("Disposal Price").

2.2 The Disposal Price is inclusive of the final dividend of S$0.055 (tax exempt) per Jaya Share or such final dividend as may be approved by shareholders of Jaya at the forthcoming Annual General Meeting, currently scheduled for 27 October 2006.

2.3 The consideration was arrived at on a willing-buyer and willing-seller basis.

2.4 The salient terms of the SPA are as follows:

2.4.1 The consideration for the Proposed Disposal will be satisfied in cash.

2.4.2 The Proposed Disposal is expected to be completed by 1 November 2006.

2.5 There will be no liabilities to be assumed by Nautical in respect of the Sale Shares.

2.6 The Proposed Disposal is not subject to the approval of the shareholders of SDB or any government authority.

3. INITIAL ACQUISITION AND OPTION AGREEMENT

On 15 September 2004, SDEL completed the acquisition of the Sale Shares from Messrs Eka Tjandranegara, Pang Yoke Min, Chan Mun Lye, Low Cheng Lum and Khong Lai Cheong (collectively, the "Vendors") at a price of S$1.00 for each Jaya Share in cash ("Initial Acquisition").

Contemporaneous with the Initial Acquisition, SDEL entered into an Option Agreement with the Vendors ("Option Agreement"). Under the Option Agreement, SDEL has an option to acquire ("Call Option") additional shares representing not less than a 15.0% equity interest ("Option Shares") at S$1.20 per Option Share, and the Vendors have an option to collectively sell ("Put Option") the Option Shares at S$1.10 per Option Share. Concurrent with the signing of the SPA, both SDEL and the Vendors have waived their rights under the Option Agreement.

4. INFORMATION ON JAYA

Jaya is a company incorporated in Singapore on 19 May 1990 and is currently listed on the Singapore Exchange Securities Trading Limited following its initial public offering in March 1992. As at 19 October 2006, the market capitalisation of Jaya was approximately S$1,111 million (equivalent to approximately RM2,589 million).

Jaya and its subsidiaries and associated companies ("Jaya Group") are principally engaged in offshore shipping and shipbuilding. For the financial year ended 30 June 2006, the Jaya Group operated a diversified fleet of 34 offshore vessels servicing the oil and gas, marine construction and marine-related industries.

As at 30 June 2006, the issued share capital of Jaya amounted to S$111.5 million. Jaya recorded a net profit of S$107.4 million for the financial year ended 30 June 2006 and had net assets of S$318.7 million as at 30 June 2006.

5. INFORMATION ON NAUTICAL

Nautical is an exempted company limited by shares incorporated under the laws of the Cayman Islands. Nautical is a wholly-owned subsidiary of Nautical Offshore Holdings, which is in turn owned by Affinity Asia Pacific Fund II LP, Affinity Asia Pacific Fund II GmbH & Co. KG and Keystone Investment LLP (collectively, the "Affinity Funds"). The Affinity Funds are advised by Affinity Equity Partners Limited and its affiliates ("Affinity Group"). The Affinity Group is an independently owned buyout fund advisor and manager established in March 2004.

6. RATIONALE FOR THE PROPOSED DISPOSAL

The Board of SDB has decided that Jaya is not a strategic part of the SDB group's core businesses. The Proposed Disposal will enable SDB to realize a gain on its investment in Jaya. Proceeds from the Proposed Disposal will be utilised for SDB's working capital and reinvested in its core businesses.

7. FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL

7.1 **Share Capital and Substantial Shareholdings**

The Proposed Disposal will not have any effect on the issued and paid-up share capital of SDB nor the shareholdings of the substantial shareholders of SDB.

7.2 **Earnings**

The Proposed Disposal is expected to result in a gain on disposal of RM452 million in the financial year ending 30 June 2007.

7.3 **Net assets**

For illustrative purposes only, the proforma financial effects of the Proposed Disposal on the audited consolidated net assets of the SDB group as at 30 June 2006, assuming that the Proposed Disposal had been completed on that date, are as follows:

	Audited as at 30 June 2006 RM million	**After the Proposed Disposal RM million**
Share capital	1,233	1,233
Reserves	7,571	8,023
Shareholders' funds / Net assets attributable to ordinary equity holders of the parent	8,804	9,256
Number of ordinary shares (million)	2,466	2,466
Net assets per share attributable to ordinary equity holders of the parent (RM)	3.57	3.75

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the directors and/or major shareholders of SDB and/or persons connected to them have any interest, direct and/or indirect, in the Proposed Disposal.

9. DIRECTORS' OPINION

The Board, having considered the rationale, terms and effects of the Proposed Disposal, and after careful deliberation, is of the opinion that the Proposed Disposal is in the best interests of the SDB group and its shareholders.

10. DEPARTURE FROM SECURITIES COMMISSION ("SC")'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES ("SC'S GUIDELINES")

The Proposed Disposal does not depart from the SC's Guidelines.

11. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the SPA will be made available for inspection at the registered office of Sime Darby Berhad at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement.

This announcement is dated 20th October 2006.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Submitted by S DARBY on 26/10/2006 05:08:57 PM

Reference No SD-061026-37141

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ○ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID : PY-061020-45062
* Subject :

Article entitled : "SDarby mulls REIT entry"

* Contents :-

We refer to the letter from Bursa Malaysia Berhad ("Bursa") to Sime Darby Berhad ("SDB" or "the Company") dated 20th October 2006 in connection with the abovetitled news article appearing in The Sun, page 23, on Friday, 20th October 2006 which states the following:-

"Sime UEP Properties Bhd, together with its parent company Sime Darby Bhd, is mulling over venturing into the real estate investment trust ("REIT") market to unlock the value of the group's properties locally and abroad."

SDB and its subsidiary, Sime UEP Properties Bhd, currently has no firm plans to venture into the REIT market. Ongoing discussions are at the preliminary stages only.

In the event the Group decides to venture into the REIT market, an immediate announcement will be made to Bursa for public release.

This announcement is dated 26th October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 26/10/2006 05:08:55 PM
Reference No SD-061018-41157

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Dissolution of Arabis Pte. Ltd.
(Announcement pursuant to Chapter 9.19 of the Listing Requirements)

* Contents :-

Further to the announcement dated 24th November 2005, Sime Darby Berhad wishes to announce that its wholly-owned subsidiary, Arabis Pte Ltd, which was placed under member's voluntary liquidation on 23rd November 2005 and held its final meeting on 23rd July 2006, was dissolved on 23rd October 2006.

This announcement is dated 26th October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 30/10/2006 05:50:14 PM
Reference No SD-061030-45111

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type	:	○ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID	:	PY-061026-39572

* Subject :

Joint Venture Agreement between Sime Consulting Sdn Bhd, effectively, a wholly-owned subsidiary of Sime Darby Berhad ("Sime Consulting"), Golden Hope Plantations Berhad ("Golden Hope"), Permodalan Nasional Berhad ("PNB"), Kumpulan Guthrie Berhad ("KGB") and PNB Enterprise Sdn Berhad ("PNBE") (collectively, "the Parties") ("JVA")

* Contents :-

Further to the announcement made by the Company on 19 October 2006 on the JVA, we furnish herewith the following information as requested by Bursa Malaysia Securities Berhad:-

Capital and Investment Outlay

The total capital and investment outlay in PNBE is expected to be RM18.5 million as follows:-

Proceeds	RM Million
Equity	8.0
Debt Financing	10.5

Issued and Paid-up Share Capital

The eventual issued and paid-up share capital of PNBE is RM8,000,000 comprising 8,000,000 ordinary shares of RM1.00 each.

Statement by Directors

The Directors of Sime Darby Berhad are of the opinion that the JVA is in the best interest of the Sime Darby Group.

Prospects

The prospects of the joint venture is viewed as positive in view of the following factors:-

- Positive outlook of the cattle industry in Malaysia.

- Its contribution towards the growth of Malaysian economy by reducing import bill for beef.
- It supports the Northern Corridor Development Project under the Ninth Malaysia Plan.

This announcement is dated 30 October 2006.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Submitted by S DARBY on 01/11/2006 05:23:08 PM
Reference No SD-061101-8D578

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Completion of disposal of 223,019,640 ordinary shares in Jaya Holdings Limited ("Jaya"), representing 29.3% of the issued and paid-up share capital in Jaya to Nautical Offshore Services for a cash consideration of S$301.1 million or S$1.35 per share ("Disposal")

* Contents :-

Further to the announcement dated 20th October 2006, Sime Darby Berhad wishes to announce that the Disposal was completed today.

This announcement is dated 1st November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 01/11/2006 05:22:14 PM
Reference No SD-061101-6C647

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :

Incorporation of a new subsidiary -Shanghai Xin Biao Xian Motor Commerce Company Limited
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new wholly-owned subsidiary, Shanghai Xin Biao Xian Motor Commerce Company Limited ("SXBX") was incorporated in the People's Republic of China on 30 October 2006. The entire registered capital of SXBX of HKD10,000,000 is held by Sime Darby Motor Group (HK) Limited, a wholly-owned subsidiary of Sime Darby. Notification of the incorporation was received from the relevant Chinese authority on 31 October 2006. The principal activities of SXBX will be the retail of branded automobile manufactured by Rolls-Royce Motor Cars Limited .

The investment in SXBX is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 1 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 07/11/2006 05:09:17 PM
Reference No SD-061027-54142

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

28th Annual General Meeting

* Contents :-

Sime Darby Berhad ("the Company") is pleased to announce that, at the Annual General Meeting ("AGM") of the Company held on 7th November 2006, the shareholders of the Company approved all the resolutions set out in the Notice of AGM dated 12th October 2006, including the resolutions on the following matters passed as special business:

(i) authority to allot and issue shares pursuant to Section 132D of the Companies Act, 1965;
(ii) proposed share buy-back; and
(iii) proposed shareholders' mandate for recurrent related party transactions.

This announcement is dated 7th November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: